## Announcement Summary

**Entity name**

ALTERITY THERAPEUTICS LIMITED

**Announcement Type**

New announcement

**Date of this announcement**

Monday August 10, 2026

**The +securities to be quoted are:**

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

**Total number of +securities to be quoted**

| ASX +security code | Security description | Number of +securities to be quoted | Issue date |
|---|---|---|---|
| ATH | ORDINARY FULLY PAID | 204,306 | 10/08/2026 |

Refer to next page for full details of the announcement

## Part 1 - Entity and announcement details

**1.1 Name of entity**

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

| **1.2 Registered number type** | **Registration number** |
|---|---|
| ABN | 37080699065 |

**1.3 ASX issuer code**

ATH

**1.4 The announcement is**
New announcement

**1.5 Date of this announcement**

10/8/2026

## Part 2 - Type of Issue

**2.1 The +securities to be quoted are:**
+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

**2.2 The +class of +securities to be quoted is:**
Additional +securities in a class that is already quoted on ASX ("existing class")

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

**Existing +securities converting into additional +securities in an existing class**

**FROM (Existing Class)**
**ASX +security code and description**

ATHO : OPTION EXPIRING 31-AUG-2026

**TO (Existing Class)**
**ASX +security code and description**

ATH : ORDINARY FULLY PAID

| Please state the number of options that were exercised or other +convertible securities that were converted | The first date the options were exercised or other +convertible securities were converted | The last date the options were exercised or other +convertible securities were converted |
|---|---|---|
| 204,306 | | 10/8/2026 |

**Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?**
No

**The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:**
An issue of new +securities

**The underlying +securities being received by the holder are:**
Intended to be, but are not yet, quoted by ASX

**Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?**
No

**Issue date**

10/8/2026

**Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?**
Yes

Issue details

**Number of +securities to be quoted**

204,306

**Are the +securities being issued for a cash consideration?**

Yes

| **In what currency is the cash consideration being paid?** | **What is the issue price per +security?** |
|---|---|
| AUD - Australian Dollar | AUD 0.50000000 |

**Any other information the entity wishes to provide about the +securities to be quoted**

Part 4 - Issued capital following quotation

**Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:**

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

**4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)**

| ASX +security code and description | Total number of +securities on issue |
|---|---|
| ATH : ORDINARY FULLY PAID | 217,976,240 |
| ATHO : OPTION EXPIRING 31-AUG-2026 | 18,157,351 |
| ATHOA : OPTION EXPIRING 26-FEB-2027 | 24,446,043 |

**4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)**

| ASX +security code and description | Total number of +securities on issue |
|---|---|
| ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $1.875 | 200,000 |
| ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $1.19 | 230,000 |
| ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.65 | 230,000 |
| ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.43 | 6,248,004 |
| ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.50 | 300,000 |
| ATHAJ : OPTION EXPIRING 15-APR-2031 EX USD 0.302 | 4,245,000 |
| ATHAK : OPTION EXPIRING 15-APR-2031 EX $0.45 | 540,000 |
| ATHAL : OPTION EXPIRING 15-JUN-2031 EX $1.00 | 3,000,000 |
| ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.50 | 3,400,000 |
| ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.525 | 160,000 |
| ATHAAM : OPTION EXPIRING 13-JAN-2031 EX USD 0.285 | 870,000 |
| ATHAG : OPTION EXPIRING 26-MAR-2031 EX USD 0.285 | 1,230,000 |

| | |
|---|---|
| ATHAB : OPTION EXPIRING 13-MAR-2029 EX USD 0.155 | 1,250,000 |
| ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.20 | 403,334 |
| ATHAC : OPTION EXPIRING 21-MAR-2029 EX USD 0.15 | 800,004 |